SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 15 August, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director/PDMR Shareholding announcement made on 2 August 2005
             2.  Director/PDMR Shareholding announcement made on 3 August 2005
             3.  Director/PDMR Shareholding announcement made on 3 August 2005
             4.  Director/PDMR Shareholding announcement made on 3 August 2005
             5.  Director/PDMR Shareholding announcement made on 3 August 2005
             6.  Director/PDMR Shareholding announcement made on 3 August 2005
             7.  Director/PDMR Shareholding announcement made on 3 August 2005
             8.  Director/PDMR Shareholding announcement made on 5 August 2005

Enclosure 1.







                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Andy Green
Paul Reynolds
Hanif Lalani
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors following the vesting of shares to nine participants in the BT Group Retention Share Plan.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

333,257 shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

225.25p

13) Date of transaction

1 August 2005

14) Date Company informed

2 August 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 2 August 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 9,154 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;


   - A technical interest, together with all employees of BT Group plc in 26,809,113 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 2 August 2005

End

Enclosure 2.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Andy Green
Paul Reynolds
Hanif Lalani
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors following the vesting of shares to 193 participants in the BT Group Deferred Bonus Plan.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

1,966,496 shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

225.5p

13) Date of transaction

1 August 2005

14) Date Company informed

2 August 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 2 August 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 9,154 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;


   - A technical interest, together with all employees of BT Group plc in 24,842,617 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 3 August 2005

End

Enclosure 3.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ben Verwaayen

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of an award of shares under the BT Group Deferred Bonus Plan

7) Number of shares/amount of stock acquired:

84,009 ordinary shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

34,513 ordinary shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

225.5p

13) Date of transaction

1 August 2005

14) Date Company informed

2 August 2005

15) Total holding following this notification

a.    951,497 ordinary shares - personal holding;

b. 252,798 ordinary shares under the BT Group Incentive Share Plan - contingent award;

c.    697,015 ordinary shares under BT Group Deferred Bonus Plan;

d.    Options over 3,656,458 ordinary shares under BT Group Global Share Option
      Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 3 August 2005 under
Schedule 13 of the Companies Act as follows:

       A technical interest, together with all employees of BT Group plc in 24,842,617 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

       A technical interest, together with all employees of BT Group plc, in 9,154 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 3 August 2005

End

Enclosure 4.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary vesting of shares under the BT Group Deferred Bonus Plan

7) Number of shares/amount of stock acquired:

49,740 ordinary shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

20,435 ordinary shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

225.5p

13) Date of transaction

1 August 2005

14) Date Company informed

2 August 2005

15) Total holding following this notification

a.   97,364 ordinary shares - personal holding;

b. 144,456 ordinary shares under the BT Group Incentive Share Plan - contingent award;

c.   158,853 ordinary shares under BT Group Deferred Bonus Plan;

d. An option over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme;

e.   Options over 1,448,764 ordinary shares under BT Group Global Share Option
     Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 3 August 2005 under
Schedule 13 of the Companies Act as follows:

a) A technical interest, together with all employees of BT Group plc in 24,842,617 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

b) A technical interest, together with all employees of BT Group plc, in 9,154 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 3 August 2005

End

Enclosure 5.
                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of an award of shares under the BT Group Deferred Bonus Plan

7) Number of shares/amount of stock acquired:

55,268 ordinary shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

22,706 ordinary shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

225.5p

13)                Date of transaction

1 August 2005

14) Date Company informed

2 August 2005

15) Total holding following this notification

a.         152,620 ordinary shares - personal holding;

b. 153,484 ordinary shares under the BT Group Incentive Share Plan - contingent award;

c.         174,886 ordinary shares under BT Group Deferred Bonus
           Plan;

d. An option over 5,712 ordinary shares under the BT Group Employee Sharesave Scheme;

e.         Options over 1,539,320 ordinary shares under BT Group
           Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 3 August 2005 under
Schedule 13 of the Companies Act as follows:

a. A technical interest, together with all employees of BT Group plc in 24,842,617 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

b. A technical interest, together with all employees of BT Group plc, in 9,154 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 3 August 2005

End

Enclosure 6.
                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Hanif Lalani OBE

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of an award of shares under the BT Group Deferred Bonus Plan

7) Number of shares/amount of stock acquired:

12,985 ordinary shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

5,335 ordinary shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

225.5p

13) Date of transaction

1 August 2005

14) Date Company informed

2 August 2005

15) Total holding following this notification

a.            13,674 ordinary shares - personal holding;

b. 72,224 ordinary shares under the BT Group Incentive Share Plan - contingent award;

c.            53,735 ordinary shares under BT Group Deferred Bonus
              Plan;

d. An option over 5,346 ordinary shares under the BT Group Employee Sharesave Scheme;

e.            Options over 649,851 ordinary shares under BT Group
              Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 3 August 2005 under
Schedule 13 of the Companies Act as follows:

a. A technical interest, together with all employees of BT Group plc in 24,842,617 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

b. A technical interest, together with all employees of BT Group plc, in 9,154 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 3 August 2005

End

Enclosure 7.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(I) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

ALISON RITCHIE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A HOLDING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF SHARES AWARDED UNDER THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

37,305 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

15,326

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.225

14. Date and place of transaction

01.08.05 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

a. 37,661 ORDINARY SHARES - PERSONAL HOLDING

b. 99,313 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c. 106,024 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN

d. AN OPTION OVER 3,036 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

e. OPTIONS OVER 962,608 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION PLAN

16. Date issuer informed of transaction

02.08.05

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSON HAS TECHNICAL INTERESTS, AS AT 3 AUGUST 2005 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,842,617 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 9,154 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

03.08.05...

END

Enclosure 8.


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

BEN VERWAAYEN
ANDY GREEN
HANIF LALANI
IAN LIVINGSTON
PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

BEN VERWAAYEN
307,354 SHARES UNDER THE INCENTIVE SHARE PLAN
98,461 SHARE UNDER THE DEFERRED BONUS PLAN

ANDY GREEN
219,538 SHARES UNDER THE INCENTIVE SHARE PLAN
44,731 SHARE UNDER THE DEFERRED BONUS PLAN

HANIF LALANI
175,631 SHARES UNDER THE INCENTIVE SHARE PLAN
29,957 SHARE UNDER THE DEFERRED BONUS PLAN

IAN LIVINGSTON
230,515 SHARES UNDER THE INCENTIVE SHARE PLAN
43,440 SHARE UNDER THE DEFERRED BONUS PLAN

PAUL REYNOLDS
175,631 SHARES UNDER THE INCENTIVE SHARE PLAN
46,774 SHARE UNDER THE DEFERRED BONUS PLAN

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.2775

14. Date and place of transaction

03.08.05 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

BEN VERWAAYEN
a. 951,497 ORDINARY SHARES - PERSONAL HOLDING
b. 560,152 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD
c. 795,476 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN
d. OPTIONS OVER 3,656,458 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN

ANDY GREEN
a. 152,620 ORDINARY SHARES - PERSONAL HOLDING
b. 357,234 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD
c. 219,617 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN
d. AN OPTION OVER 5,712 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
e. OPTIONS OVER 1,539,320 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN

HANIF LALANI
a. 13,674 ORDINARY SHARES - PERSONAL HOLDING b.247,855 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD
c. 83,692 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN
d. AN OPTION OVER 5,346 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
e. OPTIONS OVER 649,851 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION PLAN

IAN LIVINGSTON
a. 313,110 ORDINARY SHARES - PERSONAL HOLDING
b. 393,027 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD
c. 223,698 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN
d. 511,169 ORDINARY SHARES UNDER THE BT GROUP RETENTION SHARE PLAN
e. AN OPTION OVER 7,290 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
e. OPTIONS OVER 1,629,865 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN

PAUL REYNOLDS
a. 97,364 ORDINARY SHARES - PERSONAL HOLDING b.320,087 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD
c. 205,627 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN
d. AN OPTION OVER 4,555 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME
e. OPTIONS OVER 1,448,764 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN

16. Date issuer informed of transaction

05.08.05

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 5 AUGUST 2005 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,842,617 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 9,154 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

05.08.05...

END



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 15 August, 2005